

December 20, 2016

L. Don Miller
Senior Vice President and Chief Financial Officer
Bristow Group, Inc.
2103 City West Blvd.,
4th Floor
Houston, Texas 77042

> **Re:** **Bristow Group, Inc.**
> **Form 8-K Dated August 4, 2016**
> **Filed August 4, 2016**
> **File No. 001-31617**

Dear Mr. Miller:

We have reviewed your October 12, 2016 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our references to prior comments are to comments in our September 28, 2016 letter.

Form 8-K dated August 4, 2016

Exhibit 99.1

GAAP Reconciliations, page 13

1. We note your response to our prior comment 1. We believe the exclusion of rent expense in your non-GAAP presentation of EBITDAR is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure